06019573

Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

RECEIVED DEC 26 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 186

SUPPL

1 December 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. 3rd Quarter Results (ended 30 Sep06)
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 France Regulatory Inquiry 6.2 Holdings in Company 6.3 Acquisition 6.4 Review Electronic Security

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

Dlw 1/3

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

6.1

Rentokil Initial

Rentokil Initial PLC - France Regulatory Inquiry

Rentokil Initial PLC
03 November 2006

Rentokil Initial plc

3 November 2006

France Regulatory Inquiry

Initial BTB SA, a Rentokil Initial subsidiary operating in the washroom services and linen and garment rental market in France, has recently received a Statement of Objections from the French Competition Council (Conseil de la Concurrence) alleging that certain of the company's activities in a period between 1997 and 2002 have infringed French competition laws.

Rentokil Initial's policy has been and remains to conduct its business in full compliance with all applicable competition laws. BTB intends to continue to co-operate in all respects with the Council's inquiries. The next step is for BTB to study the Statement of Objections and accompanying documents before providing a written response to the Council.

Before reaching any conclusion on the case, the Council's investigation will involve a number of additional procedural stages and therefore it is unlikely that the Council will reach any decision before sometime in 2007 at the earliest. Until then, Rentokil Initial cannot comment further on this matter.

- Ends -

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

For further information, please contact:

Rentokil Initial plc, Tel. +44 (0) 20 7866 3000
Malcolm Padley, Corporate Communications
Lisa Williams, Investor Relations

Brunswick Group LLP, Tel. +44 (0) 20 7404 5959
Kate Holgate and Jon Rhodes

4

Rentokil Initial

3rd Quarter Results

Rentokil Initial PLC
08 November 2006

8 November 2006

RENTOKIL INITIAL PLC (RTO)

TRADING UPDATE FOR THIRD QUARTER ENDED 30 SEPTEMBER 2006

Highlights

- Further progress in driving top-line growth and improving customer retention
- Third quarter revenue up 13.7%; organic growth 3.5%
- Year-to-date revenue up 11.6%; organic growth 3.6%
- Third quarter operating profit up 1.7%; year-to-date operating profit down 5.9%
- Adjusted operating profit down 10.7% in quarter and 10.0% year-to-date
- Good progress in restructuring of key businesses
- Further 16 City Link franchise territories acquired

Note: All comparisons at constant exchange rates and before amortisation of customer lists.

Commenting on the third quarter, Doug Flynn, Chief Executive Officer of Rentokil Initial plc, said:

'The actions we have taken have helped to deliver a sixth consecutive quarter of top-line growth. In addition, customer retention has improved in every division. Our performance in the third quarter, however, also reflects continued difficult markets in European Textiles and Washroom Services and the ongoing re-engineering of the UK Washroom business. More encouragingly, our other large businesses - Pest Control, City Link and Electronic Security - have performed largely in line with plan.

'Progress continues to be made on reshaping the businesses which are facing the biggest challenges. Progress is also being made in developing more efficient processes in a number of areas.

'Our outlook for the remainder of 2006 and 2007 is unchanged.'

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
Proforma Continuing Operations1 At 2005 constant exchange rates2						
Revenue	520.8	457.9	13.7%	1,535.7	1,376.4	11.6%
Operating profit before amortisation of customer lists3	73.1	71.9	1.7%	205.0	217.9	(5.9%)
Add back: one-off items	0.3	10.3	(97.1%)	6.9	17.5	(60.6%)

Adjusted operating profit4	73.4	82.2	(10.7%)	211.9	235.4	(10.0%)
Share of profit from associates (net of tax)	0.6	0.4	(50.0%)	1.7	1.7	-
Interest	(14.4)	(14.2)	(1.4%)	(35.3)	(41.4)	14.7%
Adjusted profit before income tax4	59.6	68.4	(12.9%)	178.3	195.7	(8.9%)
Continuing Operations1 At actual exchange rates						
Revenue	515.9	458.6	12.5%	1,534.5	1,375.7	11.5%
Operating profit before amortisation of customer lists	71.9	72.1	(0.3%)	204.2	217.9	(6.3%)
Amortisation of customer lists	(6.7)	(5.2)	(28.8%)	(17.1)	(15.5)	(10.3%)
Operating profit	65.2	66.9	(2.5%)	187.1	202.4	(7.6%)
Share of profit from associates (net of tax)	0.5	0.4	25.0%	1.6	1.7	(5.9%)
Net interest payable	(14.5)	(14.2)	(2.1%)	(35.4)	(41.4)	14.5%
Profit before income tax	51.2	53.1	(3.6%)	153.3	162.7	(5.8%)
Operating cash flow				148.5	217.9	(31.8%)
Free cash flow5				75.5	107.1	(29.5%)

1All figures are for continuing operations and are unaudited. The UK linen and workwear business has been treated as discontinued along with the UK, Canadian, Belgian and US manned guarding businesses.

2Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2005. £/$ average rates: Q3 2006 1.8177; FY 2005 1.8217. £/€ average rates: Q3 2006 1.4593; FY 2005 1.4598.

3Before amortisation of customer lists of £17.1m (2005: £15.5m).

4Before amortisation of customer lists of £17.1m (2005: £15.5m) and items of a one-off nature of £6.9m (2005: £17.5m). See appendix 4 for further details. In Q3 2005, the costs of defending the approach from Raphoe amounting to £8m were treated as an exceptional item. In order to improve comparability, these costs have been reclassified as a one-off item. This treatment will be adopted in the 2006 financial statements.

5Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution.

For further information

Shareholder/analyst enquiries:		
Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7866 3000
Lisa Williams, Head of Investor Relations		
Media enquiries:		
Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Jon Rhodes, Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and shareholders will be held on 8 November at 9:00am. To join this call, please dial +44 (0) 20 7806 1957. A recording of the call will be available for 14 days on the following numbers: UK - +44 (0) 20 806 1970, USA - 718 354 1112. The passcode for both replay numbers is 4593693#.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

OPERATING REVIEW

In all cases, references to operating profit are for continuing businesses before amortisation of customer lists. References to adjusted operating profit

and adjusted profit before tax and amortisation (PBTA) also exclude items of a one-off nature, totalling a net cost of £6.9 million (2005: £17.5 million) that have impacted the results for the period. These costs principally relate to reorganisation and redundancy costs and professional and other costs in the group centre, offset by the profit on sale of land and buildings and a curtailment credit following changes to the UK defined benefit pension scheme. An analysis of these costs by division is provided in appendix 4. All comparisons are at constant 2005 full year average exchange rates.

Third quarter

Further progress was made in the third quarter against the goal of driving top line growth. Revenue for the group as a whole of £520.8 million was 13.7% higher in the third quarter than the prior year. Increased revenue was recorded by all divisions except Textiles and Washroom Services - where revenue was essentially unchanged - and Other (principally South Africa). Excluding the impact of acquisitions, organic revenue growth in the third quarter was 3.5%, up on the 1.9% reported in the second quarter. The portfolio grew by 2% in the period. Group operating profit of £73.1 million was 1.7% higher than last year. However, this is distorted by a net £12.7 million one-off credit in central items, principally related to a previously announced pension curtailment benefit of £14.7 million. Adjusted operating profit, which excludes the impact of one-off items, declined by 10.7% to £73.4 million. Adjusted profit before tax (i.e. before one-off items and amortisation of customer lists) fell by 12.9% in the third quarter to £59.6 million. The rate of regression of profit before tax is greater than that of operating profit due to lower mark-to-market credits in the interest line in the third quarter of 2006 than last year.

Year-to-date

For the year-to-date, revenue of £1,535.7 million was 11.6% above the same period last year. Organic revenue growth was 3.6% for the nine months, slightly ahead of the first half growth of 3.5%. As for the third quarter, revenue was higher for all divisions except Textiles and Washroom Services and Other. The

portfolio increased by 7.6% over the period. Operating profit for the group fell by 5.9% versus last year at £205.0 million, although this was again distorted by the one-off pension curtailment credit. Over the course of the year, the group has made a number of acquisitions to improve market and strategic positions. In almost all cases, these acquired businesses have lower margins than like businesses already in the company. This mix effect has therefore contributed to lowering the group's operating margin. Excluding one-off items, adjusted group operating profit fell by 10.0%. Adjusted profit before tax of £178.3 million was 8.9% behind last year.

Outlook

The outlook for the remainder of 2006 and 2007 is unchanged. Before one-off items, the performance of the Textiles and Washroom Services division in the second half of 2006 is expected to be broadly flat with the first half as a result of current market and trading conditions. We anticipate that our other divisions will demonstrate improving profit trends during the second half (again before the impact of one-off items). We continue to expect that the group will return to modest profit growth in 2007.

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	1.9	0.1		2.6	17.2	
Revenue	147.8	148.7	(0.6%)	444.0	445.1	(0.2%)
Operating profit (before amortisation of customer	15.6	33.4	(53.3%)	68.7	98.8	(30.5%)

lists)						
One-off items	11.2	1.2	833.3%	13.4	3.9	243.6%
Adjusted operating profit (before one-off items and amortisation of customer lists)	26.8	34.6	(22.5%)	82.1	102.7	(20.1%)

Revenue for the division as a whole was essentially unchanged from last year for both the third quarter and the year-to-date. Excluding the impact of acquisitions, revenue fell by 0.8% in the quarter. Trading conditions in the European business continued to be challenging, as indicated at the time of the interim results in August. Continuing the trends seen in the first half, all major continental European markets achieved revenue growth with the exception of the Netherlands. Revenue growth was under 1% in France and Belgium with Germany performing a little better than this. There continues to be strong price pressure in these countries and it is proving difficult to grow the portfolio. However, some of the smaller markets such as Spain, Portugal, the Czech Republic and the Scandinavian countries recorded stronger revenue growth.

As previously notified, in the first part of the third quarter the UK washroom business was impacted by the loss of customers who had also been users of the now closed textiles business. Year-to-date, the portfolio loss associated with these terminations is some £2 million. As a result, UK washroom revenues were down 11.8% in the third quarter compared to last year. However, the rate of terminations slowed in September and, encouragingly, new contract wins were higher in the third quarter than in the first or second quarters, suggesting that the business is stabilising.

Divisional operating profit was negatively impacted by the trading conditions described above and by a high level of one-off restructuring costs resulting in a fall of 53.3% to £15.6 million. Excluding the effect of one-off items, adjusted operating profit fell by 22.5%. In continental Europe, there were mixed fortunes. Germany achieved good adjusted operating profit growth due to reduced losses in its hospital services business and a better run rate in the textiles business as the benefits of initiatives aimed at reducing processing costs began to come through. There were also gains in Belgium, Portugal, Finland and the Czech Republic. However, these increases were more than offset by profit declines, particularly in France and the Netherlands. In France,

sales force costs and energy costs were both materially higher than in the same quarter last year. The Netherlands was affected by a tough pricing environment.

The energy-related price increases introduced in the summer in a number of markets have generally stuck and gone some way to mitigating higher energy costs across continental Europe. Lower revenues in the UK washroom business, due to portfolio losses described above, resulted in a significant decline in adjusted operating profit in that business in the third quarter.

One-off items cost £11.2 million in the quarter, of which £8.7 million relates to the European business. Plans have been announced to close three plants in Germany: Wilmhelmshaven in the north of the country and Freibourg and Untereisesheim in the south, the latter being part of the hospital services business which is being exited. Processing will be transferred to other existing facilities. The total cost of these closures is some £6.2 million. It is anticipated that they will be completed by the middle of next year and the estimated saving, including the elimination of hospital services losses, is £3.4 million per year which will be achieved in 2008.

The UK washroom reorganisation continued on track in the third quarter with one-off cash costs of £1.8 million incurred during the period related to branch closure costs. Total one-off costs for 2006 are expected to be £5.8 million with further costs incurred in the fourth quarter when 87 staff will leave the business and 13 branches will be vacated. Another £2 million will be incurred in the first quarter of 2007 as the business moves to 20 branches and relocates its head office. Once the branch reorganisation is complete (targeted for March 2007), the cost base of this business will be reduced by some £3 million per annum compared with the situation in April 2006 when it was still in 35 branches. This run rate will be achieved by the end of the first half of 2007. Further steps will be taken in the UK during 2007 which will have the effect of improving processing efficiency. Additional profit improvements are expected to come from better sales and service productivity in 2007 and 2008.

The remainder of the one-off costs incurred in the third quarter relate to a number of other initiatives, principally in Austria, Germany and Italy.

The serviced garment market is reliant to a significant degree on manufacturing employment in western Europe. The market is experiencing a slow but steady migration of jobs to eastern Europe and other low cost countries which is a key factor affecting our businesses in this sector. As a result of this and market conditions generally, we no longer believe we will meet our target of achieving a one percentage point increase in margin in the French textiles business in 2006. However, improving gross margins in this business remains a priority.

As previously announced, the French textiles business, Initial BTB SA, is the subject of a regulatory inquiry by the French Competition Council. Rentokil Initial's policy has been and remains to conduct its business in full compliance with all applicable competition laws. BTB intends to co-operate in all respects with the Council's inquiries.

Pest Control

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	3.0	0.5		53.0	2.7	
Revenue	76.4	53.7	42.3%	209.6	157.1	33.4%
Operating profit (before amortisation of customer lists)	19.1	18.2	4.9%	50.9	50.0	1.8%
One-off items	0.6	-	-	2.2	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	19.7	18.2	8.2%	53.1	50.0	6.2%

The Pest Control division recorded its best quarter for some time in terms of both revenue and profit growth. Revenue increased by 42.3% in the third quarter compared to last year. Excluding acquisitions - principally Ehrlich - revenue was 2.7% higher.

In continental Europe, all the major pest control markets produced higher revenue than the same quarter last year, most notably in France, the Netherlands, Belgium, Germany, Spain and Portugal. Organic growth rates were typically over 5%. Revenue again declined in the UK, falling by 2.7%, but the rate of decline slowed having been 3.2% in the first half. Revenue was significantly higher in the USA as a result of Ehrlich, which has performed well since its acquisition in March.

A 4.9% increase in operating profit was achieved by the division in the quarter and adjusted operating profit was 8.2% higher than the prior year. The major continental European markets all recorded operating profit ahead of last year. However, operating profit was lower year-on-year for UK pest control as a result of lower revenue and one-off costs.

Major changes to the structure of the UK business are now underway. The 26 existing branches will be replaced by 42 field based sales and service operations, 11 regional operations centres and 7 regional administration centres. Customer service functions will be moved to a new national call centre. A new specialist team to support high dependency customers, such as in the food industry, is also to be established. The business will be de-layered to improve responsiveness and some 25% of current posts are expected to be made redundant by the end of the year. The majority of the one-off costs for this programme are expected to be recognised in the fourth quarter and will amount to some £4-5 million in total which we expect to be recovered in less than three years on cost savings alone.

The integration of Ehrlich is substantially complete. Integration costs - which are not treated as one-off - have totalled £0.6 million and are expected to be £0.9 million for the full year. The cost synergies associated with combining Ehrlich with the existing US pest control business are anticipated to be in the region of £0.8 million a year and these will start to come through in the first half of next year.

Tropical Plants

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	1.9	1.8		2.0	6.5	
Revenue	24.5	23.4	4.7%	74.3	70.8	4.9%
Operating profit (before amortisation of customer lists)	1.0	1.8	(44.4%)	3.2	4.8	(33.3%)
One-off items	0.3	-	-	0.3	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	1.3	1.8	(27.8%)	3.5	4.8	(27.1%)

Tropical Plants saw revenue grow at 4.7% during the quarter, of which organic growth was 3.2%. Revenue was higher than last year in the USA, which accounted for just over 55% of the division's total revenue in the third quarter. It also improved in the Netherlands, Belgium, Canada, Norway and some of the smaller markets. However, revenue in the UK and France declined, in both countries due to a high level of terminations in the first half which impacted the portfolio and lower jobs work than last year. These businesses continue to be the focus of performance improvement initiatives.

The USA saw a modest increase in operating profit in the third quarter. However, this was offset by lower operating profit in almost all of the division's other markets and an increase in divisional costs as we strengthen management to address the performance issues. As a result, operating profit declined by 44.4% compared to last year and adjusted operating profit fell by 27.8%, a rate consistent with the first half.

Electronic Security

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	0.3	2.8		1.3	5.7	
Revenue	66.7	61.6	8.3%	203.6	188.9	7.8%
Operating profit (before amortisation of customer lists)	9.9	8.9	11.2%	25.4	26.2	(3.1%)
One-off items	0.2	-	-	1.0	0.2	400.0%
Adjusted operating profit (before one-off items and amortisation of customer lists)	10.1	8.9	13.5%	26.4	26.4	-

Revenue growth of 8.3% was recorded by Electronic Security in the quarter, of which 0.9% was organic. All markets increased revenue in the third quarter other than the Netherlands, where a small decline resulted from the ongoing restructuring work in that country. The UK Fire and Security business, France and the USA all recorded double digit revenue increases, mostly due to acquisitions. UK Systems is beginning to recover from the delay in the start-up of business already won which was noted in the second quarter but is unlikely to be able to catch up fully by the year-end. Portfolio development is significantly behind last year principally due to an exceptional contract win in 2005 in UK Systems and a lower level of acquisitions in 2006 than 2005.

Operating profit was higher for all businesses compared to the third quarter of last year, resulting in divisional operating profit up 11.2% and adjusted operating profit up 13.5%. The strongest profit growth was achieved by UK Fire and Security, France and the USA. The Netherlands produced higher profit despite lower revenue due to savings accruing from its restructuring programme.

City Link

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Revenue	44.6	27.0	65.2%	126.4	84.5	49.6%
Operating profit (before amortisation of customer lists)	6.8	6.2	9.7%	20.5	18.6	10.2%
One-off items	-	0.3	-	-	0.3	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	6.8	6.5	4.6%	20.5	18.9	8.5%

City Link, the parcels delivery business, continued to make progress in the third quarter. Revenue was over 65% higher year-on-year. Excluding the impact of franchise acquisitions, organic revenue growth was 7.6% in the quarter compared with an estimated 3-4% market growth in the period.

Operating profit increased by 9.7% in the third quarter and adjusted operating profit by 4.6%. Year-to-date, integration costs of £0.9 million have been incurred and absorbed within operating profit.

In the third quarter, a further 16 franchises have been bought in through the acquisition of four businesses for a total consideration of £25.5 million. These businesses had revenue of £95 million in the year to completion. Year-to-date, £50.4 million has been spent on the acquisition programme and City Link now owns 80% of its network. The effect on City Link's 2006 revenue of all the franchises acquired this year is circa £45 million. The outstanding franchises are expected to be acquired during the course of 2007.

Facilities Services

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	20.5	28.0		30.5	34.1	
Revenue	126.6	112.7	12.3%	380.8	339.7	12.1%
Operating profit (before amortisation of customer lists)	6.7	9.7	(30.9%)	21.7	26.5	(18.1%)
One-off items	1.3	-	-	1.4	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	8.0	9.7	(17.5%)	23.1	26.5	(12.8%)

Overall, revenue increased by 12.3% in the third quarter, 10.7% of which was organic. This was driven principally by revenue growth in cleaning of some 25%, whilst medical services and specialist hygiene activities also increased revenue. Revenue fell in catering and hospital services reflecting the difficult conditions in those markets.

In terms of operating profit, the division saw mixed progress in the quarter. In cleaning, solid performances by the UK and the small Netherlands business were offset by Spain where the incorrect phasing of provisions for holiday pay flattered performance in the third quarter of 2005. The effect will reverse by the end of the year. UK catering was boosted by the exit from several school meals contracts which reduced the level of losses incurred in the traditionally loss-making third quarter. Hospital services and medical services were also slightly behind last year in operating profit terms.

One-off costs of £1.3 million related principally to management changes and redundancy costs.

Asia Pacific

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	2.2	1.7		15.5	4.3	
Revenue	26.3	22.0	19.5%	73.1	66.0	10.8%
Operating profit (before amortisation of customer lists)	5.1	5.6	(8.9%)	14.9	17.0	(12.4%)
One-off items	0.4	-	-	1.2	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	5.5	5.6	(1.8%)	16.1	17.0	(5.3%)

The acquisitions of Pink Healthcare and the CWS branded washroom and dustmat businesses helped Asia Pacific to a 19.5% increase in revenue in the third quarter. All markets increased revenue, with strong growth in Australia, New Zealand, Singapore, Hong Kong and the Philippines. Excluding the impact of acquisitions, revenue grew by 4.7% in the quarter, with the strongest organic growth in Indonesia, Malaysia and the Philippines. Customer retention rates continue to improve in a number of markets.

Operating profit was impacted by higher costs associated with building the divisional management team (which is now substantially complete) and by one-off reorganisation costs. Although operating profit was 8.9% lower than last year in the third quarter, adjusted operating profit was only 1.8% behind, reflecting increases in Australia, New Zealand and Singapore. In terms of operating profit, branch integration costs ahead of the realisation of synergy benefits

and continuing price pressure affected the result of Australian washroom, the division's largest business, which saw a marginal decline in profit year-on-year. New Zealand, Singapore, Hong Kong and Taiwan all had higher operating profit than last year but profit was lower in the Philippines, Malaysia and Indonesia.

Other

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	0.3	(0.2)		1.4	1.1	
Revenue	7.9	8.8	(10.2%)	23.9	24.3	(1.6%)
Operating profit (before amortisation of customer lists)	3.8	3.1	22.6%	9.6	9.4	2.1%
One-off items	(1.0)	-	-	(0.8)	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	2.8	3.1	(9.7%)	8.8	9.4	(6.4%)

Other is mostly comprised of the group's activities in South Africa. Revenue fell by 10.2% in the third quarter. Operating profit was 22.6% higher than last year, however excluding the impact of one-off credits related to discontinued profits, adjusted operating profit fell by 9.7%.

Central items

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
Central (costs)/net credit	5.1	(15.0)		(9.9)	(33.4)	
One off items - costs/(credits)	(12.7)	0.8		(11.8)	5.1	
2005 bid defence costs reclassified as one off		8.0			8.0	
Adjusted central costs (before one-off items)	(7.6)	(6.2)		(21.7)	(20.3)	

Central costs in the third quarter and year-to-date have been significantly impacted by one-off items. In 2006, these mainly relate to the recognition in September of the pension curtailment credit of £14.7 million resulting from the closure of the UK defined benefit scheme to future accrual. In 2005, £8.0 million of bid defence costs were incurred; at the time these were treated as exceptional but have now been reclassified as one-off to bring the treatment into line with that now followed for such non-recurring items.

One-off items

At the half year, guidance was given that one-off costs in the second half would be in the range £15-20 million, before reflecting the UK pension scheme curtailment credit of £14.7 million. We have made better progress than anticipated with our improvement plans in European Textiles and Washroom Services, which led us to recognise costs of £8.7 million the third quarter. The bulk relates to laundry rationalisation in Germany. These costs were expected to fall in 2007. We now expect second half one-off costs to be in the range £25 million to £30 million before the pension credit.

Cash flow

Year-to-date, operating cash flow, which combines the results of continuing and discontinued activities, was £69.4 million below the same period last year at £148.5 million (2005: £217.9 million). The primary cause is the £77.9 million reduction in EBITDA (total operating profit before depreciation and amortisation) reflecting the disposal of Style Conferences and the Manned Guarding businesses and the high level of non-cash items in current year operating profit. The working capital outflow was £37.6 million higher than last year, impacted by the timing of routine pension payments in 2006 and payments made on the disposal of surplus properties, together with the pension curtailment credit taken to profit. However, net capex cash flows were £46.1 million below last year reflecting the disposal of Style Conferences and Manned Guarding together with the proceeds for disposal of properties within the closed UK linen and workwear business. Lower tax and interest payments partly offset the year-on-year operating cash flow reduction to leave free cash flow £31.6 million below last year at £75.5 million (2005: £107.1 million).

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 September 2006

£m at constant 2005 exchange rates	1.7.06	New Business	Terminations	Net Additions/ Reductions	Acquisitions	30.9.06
Textiles & Washroom Services	564.8	12.5	(13.3)	1.5	1.2	566.7
Pest Control	211.7	8.6	(7.6)	1.8	0.2	214.7
Tropical Plants	85.1	2.2	(2.3)	0.7	1.3	87.0
Electronic Security	100.2	1.9	(2.6)	0.3	0.7	100.5
Facilities Services*	361.7	24.6	(7.3)	3.2	-	382.2
Asia Pacific	128.4	4.6	(4.0)	0.6	1.0	130.6
Other	28.9	1.2	(1.2)	0.3	-	29.2
TOTAL	1,480.8	55.6	(38.3)	8.4	4.4	1,510.9

9 Months to 30 September 2006

£m at constant 2005 exchange rates	1.1.06	New Business	Terminations	Net Additions/ Reductions	Acquisitions	30.9.06
Textiles & Washroom Services	564.1	40.2	(43.7)	4.5	1.6	566.7
Pest Control	161.7	23.7	(23.5)	5.7	47.1	214.7
Tropical Plants	85.0	6.6	(8.5)	2.5	1.4	87.0
Electronic Security	99.2	6.4	(8.1)	1.9	1.1	100.5
Facilities Services*	351.7	43.1	(23.4)	10.8	-	382.2
Asia Pacific	115.1	13.3	(12.5)	2.7	12.0	130.6
Other	27.8	3.1	(3.2)	1.5	-	29.2
TOTAL	1,404.6	136.4	(122.9)	29.6	63.2	1,510.9

* Includes net adjustment of £89.6 million at 1 January 2006 for the removal of catering, which is no longer considered to be a portfolio business.

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in textiles and washroom services,

where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2005 constant exchange rates)	3 months to 30 September 2006 £m (unaudited)	3 months to 30 September 2005 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2005 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	147.8	148.7	444.0	445.1
Pest Control	76.4	53.7	209.6	157.1
Tropical Plants	24.5	23.4	74.3	70.8
Electronic Security	66.7	61.6	203.6	188.9
City Link	44.6	27.0	126.4	84.5
Facilities Services	126.6	112.7	380.8	339.7
Asia Pacific	26.3	22.0	73.1	66.0
Other	7.9	8.8	23.9	24.3
Continuing operations at 2005 constant exchange rates	520.8	457.9	1,535.7	1,376.4
Exchange	(4.9)	0.7	(1.2)	(0.7)
Continuing operations at actual exchange rates	515.9	458.6	1,534.5	1,375.7
Operating Profit*				
Textiles & Washroom Services	15.6	33.4	68.7	98.8
Pest Control	19.1	18.2	50.9	50.0
Tropical Plants	1.0	1.8	3.2	4.8
Electronic Security	9.9	8.9	25.4	26.2
City Link	6.8	6.2	20.5	18.6
Facilities Services	6.7	9.7	21.7	26.5
Asia Pacific	5.1	5.6	14.9	17.0
Other	3.8	3.1	9.6	9.4

Central Items	5.1	(15.0)	(9.9)	(33.4)
Continuing operations at 2005 constant exchange rates	73.1	71.9	205.0	217.9
Exchange	(1.2)	0.2	(0.8)	-
Continuing operations at actual exchange rates	71.9	72.1	204.2	217.9
Adjusted Operating Profit**				
Textiles & Washroom Services	26.8	34.6	82.1	102.7
Pest Control	19.7	18.2	53.1	50.0
Tropical Plants	1.3	1.8	3.5	4.8
Electronic Security	10.1	8.9	26.4	26.4
City Link	6.8	6.5	20.5	18.9
Facilities Services	8.0	9.7	23.1	26.5
Asia Pacific	5.5	5.6	16.1	17.0
Other	2.8	3.1	8.8	9.4
Central Items	(7.6)	(6.2)	(21.7)	(20.3)
Continuing operations at 2005 constant exchange rates	73.4	82.2	211.9	235.4
Exchange	(1.2)	0.2	(0.8)	-
Continuing operations at actual exchange rates	72.2	82.4	211.1	235.4

* Before amortisation of customer lists.

** Before amortisation of customer lists and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 30 September 2006 £m (unaudited)	3 months to 30 September 2005 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2005 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	146.6	147.6	444.2	444.4

Pest Control	75.6	53.9	209.8	157.1
Tropical Plants	24.0	24.2	74.5	70.8
Electronic Security	66.5	61.7	203.7	188.9
City Link	44.6	27.0	126.4	84.5
Facilities Services	126.5	112.6	380.8	339.7
Asia Pacific	25.5	22.7	72.5	66.0
Other	6.6	8.9	22.6	24.3
Continuing operations at actual exchange rates	515.9	458.6	1534.5	1,375.7
Operating Profit*				
Textiles & Washroom Services	15.3	33.4	68.7	98.8
Pest Control	18.9	18.2	50.9	50.0
Tropical Plants	1.1	1.8	3.3	4.8
Electronic Security	9.9	8.9	25.4	26.2
City Link	6.8	6.2	20.5	18.6
Facilities Services	6.7	9.7	21.7	26.5
Asia Pacific	4.8	5.8	14.5	17.0
Other	3.3	3.1	9.1	9.4
Central Items	5.1	(15.0)	(9.9)	(33.4)
Continuing operations at actual exchange rates	71.9	72.1	204.2	217.9
Adjusted Operating Profit**				
Textiles & Washroom Services	26.5	34.6	82.1	102.7
Pest Control	19.5	18.2	53.1	50.0
Tropical Plants	1.4	1.8	3.6	4.8
Electronic Security	10.1	8.9	26.4	26.4
City Link	6.8	6.5	20.5	18.9
Facilities Services	8.0	9.7	23.1	26.5
Asia Pacific	5.2	5.8	15.7	17.0
Other	2.3	3.1	8.3	9.4
Central Items	(7.6)	(6.2)	(21.7)	(20.3)
Continuing operations at actual exchange rates	72.2	82.4	211.1	235.4

* Before amortisation of customer lists.

** Before amortisation of customer lists and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

	3 months to 30 September 2006 £m (unaudited)	3 months to 30 September 2005 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2005 £m (unaudited)
Textiles & Washroom Services	(11.2)	(1.2)	(13.4)	(3.9)
Pest Control	(0.6)	-	(2.2)	-
Tropical Plants	(0.3)	-	(0.3)	-
Electronic Security	(0.2)	-	(1.0)	(0.2)
City Link	-	(0.3)	-	(0.3)
Facilities Services	(1.3)	-	(1.4)	-
Asia Pacific	(0.4)	-	(1.2)	-
Other	1.0	-	0.8	-
Central Items	12.7	(8.8)	11.8	(13.1)
	(0.3)	(10.3)	(6.9)	(17.5)

Note: All numbers at both actual and constant exchange rates.

Rentokil Initial

3rd Quarter Results

Rentokil Initial PLC
08 November 2006

8 November 2006

RENTOKIL INITIAL PLC (RTO)

TRADING UPDATE FOR THIRD QUARTER ENDED 30 SEPTEMBER 2006

Highlights

- Further progress in driving top-line growth and improving customer retention
- Third quarter revenue up 13.7%; organic growth 3.5%
- Year-to-date revenue up 11.6%; organic growth 3.6%
- Third quarter operating profit up 1.7%; year-to-date operating profit down 5.9%
- Adjusted operating profit down 10.7% in quarter and 10.0% year-to-date
- Good progress in restructuring of key businesses
- Further 16 City Link franchise territories acquired

Note: All comparisons at constant exchange rates and before amortisation of

customer lists.

Commenting on the third quarter, Doug Flynn, Chief Executive Officer of Rentokil Initial plc, said:

'The actions we have taken have helped to deliver a sixth consecutive quarter of top-line growth. In addition, customer retention has improved in every division. Our performance in the third quarter, however, also reflects continued difficult markets in European Textiles and Washroom Services and the ongoing re-engineering of the UK Washroom business. More encouragingly, our other large businesses - Pest Control, City Link and Electronic Security - have performed largely in line with plan.

'Progress continues to be made on reshaping the businesses which are facing the biggest challenges. Progress is also being made in developing more efficient processes in a number of areas.

'Our outlook for the remainder of 2006 and 2007 is unchanged.'

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
Proforma Continuing Operations1						
At 2005 constant exchange rates2						

Revenue	520.8	457.9	13.7%	1,535.7	1,376.4	11.6%
Operating profit before amortisation of customer lists3	73.1	71.9	1.7%	205.0	217.9	(5.9%)
Add back: one-off items	0.3	10.3	(97.1%)	6.9	17.5	(60.6%)
Adjusted operating profit4	73.4	82.2	(10.7%)	211.9	235.4	(10.0%)
Share of profit from associates (net of tax)	0.6	0.4	(50.0%)	1.7	1.7	-
Interest	(14.4)	(14.2)	(1.4%)	(35.3)	(41.4)	14.7%
Adjusted profit before income tax4	59.6	68.4	(12.9%)	178.3	195.7	(8.9%)
Continuing Operations1 At actual exchange rates						
Revenue	515.9	458.6	12.5%	1,534.5	1,375.7	11.5%
Operating profit before amortisation of customer lists	71.9	72.1	(0.3%)	204.2	217.9	(6.3%)
Amortisation of customer lists	(6.7)	(5.2)	(28.8%)	(17.1)	(15.5)	(10.3%)
Operating profit	65.2	66.9	(2.5%)	187.1	202.4	(7.6%)
Share of profit from associates (net of tax)	0.5	0.4	25.0%	1.6	1.7	(5.9%)
Net interest payable	(14.5)	(14.2)	(2.1%)	(35.4)	(41.4)	14.5%
Profit before income tax	51.2	53.1	(3.6%)	153.3	162.7	(5.8%)
Operating cash flow				148.5	217.9	(31.8%)
Free cash flow5				75.5	107.1	(29.5%)

1All figures are for continuing operations and are unaudited. The UK linen and

workwear business has been treated as discontinued along with the UK, Canadian, Belgian and US manned guarding businesses.

2Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2005. £/$ average rates: Q3 2006 1.8177; FY 2005 1.8217. £/€ average rates: Q3 2006 1.4593; FY 2005 1.4598.

3Before amortisation of customer lists of £17.1m (2005: £15.5m).

4Before amortisation of customer lists of £17.1m (2005: £15.5m) and items of a one-off nature of £6.9m (2005: £17.5m). See appendix 4 for further details. In Q3 2005, the costs of defending the approach from Raphoe amounting to £8m were treated as an exceptional item. In order to improve comparability, these costs have been reclassified as a one-off item. This treatment will be adopted in the 2006 financial statements.

5Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution.

For further information

Shareholder/analyst enquiries:		
Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7866 3000
Lisa Williams, Head of Investor Relations		
Media enquiries:		
Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Jon Rhodes, Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and shareholders will be held on 8 November at 9:00am. To join this call, please dial +44 (0) 20 7806 1957. A recording of the call will be available for 14 days on the following numbers: UK - +44 (0) 20 806 1970, USA - 718 354 1112. The passcode for both replay numbers is 4593693#.

This announcement contains statements that are, or may be, forward-looking

regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

OPERATING REVIEW

In all cases, references to operating profit are for continuing businesses before amortisation of customer lists. References to adjusted operating profit and adjusted profit before tax and amortisation (PBTA) also exclude items of a one-off nature, totalling a net cost of £6.9 million (2005: £17.5 million) that have impacted the results for the period. These costs principally relate to reorganisation and redundancy costs and professional and other costs in the group centre, offset by the profit on sale of land and buildings and a curtailment credit following changes to the UK defined benefit pension scheme. An analysis of these costs by division is provided in appendix 4. All comparisons are at constant 2005 full year average exchange rates.

Third quarter

Further progress was made in the third quarter against the goal of driving top line growth. Revenue for the group as a whole of £520.8 million was 13.7% higher in the third quarter than the prior year. Increased revenue was recorded by all divisions except Textiles and Washroom Services - where revenue was essentially unchanged - and Other (principally South Africa). Excluding the impact of acquisitions, organic revenue growth in the third quarter was 3.5%, up on the 1.9% reported in the second quarter. The portfolio grew by 2% in the period. Group operating profit of £73.1 million was 1.7% higher than last year. However, this is distorted by a net £12.7 million one-off credit in central items, principally related to a previously announced pension curtailment benefit of £14.7 million. Adjusted operating profit, which excludes the impact of one-off items, declined by 10.7% to £73.4 million. Adjusted profit before tax

(i.e. before one-off items and amortisation of customer lists) fell by 12.9% in the third quarter to £59.6 million. The rate of regression of profit before tax is greater than that of operating profit due to lower mark-to-market credits in the interest line in the third quarter of 2006 than last year.

Year-to-date

For the year-to-date, revenue of £1,535.7 million was 11.6% above the same period last year. Organic revenue growth was 3.6% for the nine months, slightly ahead of the first half growth of 3.5%. As for the third quarter, revenue was higher for all divisions except Textiles and Washroom Services and Other. The portfolio increased by 7.6% over the period. Operating profit for the group fell by 5.9% versus last year at £205.0 million, although this was again distorted by the one-off pension curtailment credit. Over the course of the year, the group has made a number of acquisitions to improve market and strategic positions. In almost all cases, these acquired businesses have lower margins than like businesses already in the company. This mix effect has therefore contributed to lowering the group's operating margin. Excluding one-off items, adjusted group operating profit fell by 10.0%. Adjusted profit before tax of £178.3 million was 8.9% behind last year.

Outlook

The outlook for the remainder of 2006 and 2007 is unchanged. Before one-off items, the performance of the Textiles and Washroom Services division in the second half of 2006 is expected to be broadly flat with the first half as a result of current market and trading conditions. We anticipate that our other divisions will demonstrate improving profit trends during the second half (again before the impact of one-off items). We continue to expect that the group will return to modest profit growth in 2007.

DIVISIONAL PERFORMANCE

Textiles and Washroom Services

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	1.9	0.1		2.6	17.2	
Revenue	147.8	148.7	(0.6%)	444.0	445.1	(0.2%)
Operating profit (before amortisation of customer lists)	15.6	33.4	(53.3%)	68.7	98.8	(30.5%)
One-off items	11.2	1.2	833.3%	13.4	3.9	243.6%
Adjusted operating profit (before one-off items and amortisation of customer lists)	26.8	34.6	(22.5%)	82.1	102.7	(20.1%)

Revenue for the division as a whole was essentially unchanged from last year for both the third quarter and the year-to-date. Excluding the impact of acquisitions, revenue fell by 0.8% in the quarter. Trading conditions in the European business continued to be challenging, as indicated at the time of the interim results in August. Continuing the trends seen in the first half, all major continental European markets achieved revenue growth with the exception of the Netherlands. Revenue growth was under 1% in France and Belgium with Germany performing a little better than this. There continues to be strong price pressure in these countries and it is proving difficult to grow the portfolio. However, some of the smaller markets such as Spain, Portugal, the Czech Republic and the Scandinavian countries recorded stronger revenue growth.

As previously notified, in the first part of the third quarter the UK washroom business was impacted by the loss of customers who had also been users of the now closed textiles business. Year-to-date, the portfolio loss associated with these terminations is some £2 million. As a result, UK washroom revenues were down 11.8% in the third quarter compared to last year. However, the rate of terminations slowed in September and, encouragingly, new contract wins were higher in the third quarter than in the first or second quarters, suggesting that the business is stabilising.

Divisional operating profit was negatively impacted by the trading conditions described above and by a high level of one-off restructuring costs resulting in a fall of 53.3% to £15.6 million. Excluding the effect of one-off items, adjusted operating profit fell by 22.5%. In continental Europe, there were mixed fortunes. Germany achieved good adjusted operating profit growth due to reduced losses in its hospital services business and a better run rate in the textiles business as the benefits of initiatives aimed at reducing processing costs began to come through. There were also gains in Belgium, Portugal, Finland and the Czech Republic. However, these increases were more than offset by profit declines, particularly in France and the Netherlands. In France, sales force costs and energy costs were both materially higher than in the same quarter last year. The Netherlands was affected by a tough pricing environment.

The energy-related price increases introduced in the summer in a number of markets have generally stuck and gone some way to mitigating higher energy costs across continental Europe. Lower revenues in the UK washroom business, due to portfolio losses described above, resulted in a significant decline in adjusted operating profit in that business in the third quarter.

One-off items cost £11.2 million in the quarter, of which £8.7 million relates to the European business. Plans have been announced to close three plants in Germany: Wilmhelmshaven in the north of the country and Freibourg and Untereisesheim in the south, the latter being part of the hospital services business which is being exited. Processing will be transferred to other existing facilities. The total cost of these closures is some £6.2 million. It is anticipated that they will be completed by the middle of next year and the estimated saving, including the elimination of hospital services losses, is £3.4

million per year which will be achieved in 2008.

The UK washroom reorganisation continued on track in the third quarter with one-off cash costs of £1.8 million incurred during the period related to branch closure costs. Total one-off costs for 2006 are expected to be £5.8 million with further costs incurred in the fourth quarter when 87 staff will leave the business and 13 branches will be vacated. Another £2 million will be incurred in the first quarter of 2007 as the business moves to 20 branches and relocates its head office. Once the branch reorganisation is complete (targeted for March 2007), the cost base of this business will be reduced by some £3 million per annum compared with the situation in April 2006 when it was still in 35 branches. This run rate will be achieved by the end of the first half of 2007. Further steps will be taken in the UK during 2007 which will have the effect of improving processing efficiency. Additional profit improvements are expected to come from better sales and service productivity in 2007 and 2008.

The remainder of the one-off costs incurred in the third quarter relate to a number of other initiatives, principally in Austria, Germany and Italy.

The serviced garment market is reliant to a significant degree on manufacturing employment in western Europe. The market is experiencing a slow but steady migration of jobs to eastern Europe and other low cost countries which is a key factor affecting our businesses in this sector. As a result of this and market conditions generally, we no longer believe we will meet our target of achieving a one percentage point increase in margin in the French textiles business in 2006. However, improving gross margins in this business remains a priority.

As previously announced, the French textiles business, Initial BTB SA, is the subject of a regulatory inquiry by the French Competition Council. Rentokil Initial's policy has been and remains to conduct its business in full compliance with all applicable competition laws. BTB intends to co-operate in all

respects with the Council's inquiries.

Pest Control

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	3.0	0.5		53.0	2.7	
Revenue	76.4	53.7	42.3%	209.6	157.1	33.4%
Operating profit (before amortisation of customer lists)	19.1	18.2	4.9%	50.9	50.0	1.8%
One-off items	0.6	-	-	2.2	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	19.7	18.2	8.2%	53.1	50.0	6.2%

The Pest Control division recorded its best quarter for some time in terms of both revenue and profit growth. Revenue increased by 42.3% in the third quarter compared to last year. Excluding acquisitions - principally Ehrlich - revenue was 2.7% higher.

In continental Europe, all the major pest control markets produced higher revenue than the same quarter last year, most notably in France, the Netherlands, Belgium, Germany, Spain and Portugal. Organic growth rates were typically over 5%. Revenue again declined in the UK, falling by 2.7%, but the rate of decline slowed having been 3.2% in the first half. Revenue was significantly higher in the USA as a result of Ehrlich, which has performed well since its acquisition in March.

A 4.9% increase in operating profit was achieved by the division in the quarter and adjusted operating profit was 8.2% higher than the prior year. The major continental European markets all recorded operating profit ahead of last year. However, operating profit was lower year-on-year for UK pest control as a result of lower revenue and one-off costs.

Major changes to the structure of the UK business are now underway. The 26 existing branches will be replaced by 42 field based sales and service operations, 11 regional operations centres and 7 regional administration centres. Customer service functions will be moved to a new national call centre. A new specialist team to support high dependency customers, such as in the food industry, is also to be established. The business will be de-layered to improve responsiveness and some 25% of current posts are expected to be made redundant by the end of the year. The majority of the one-off costs for this programme are expected to be recognised in the fourth quarter and will amount to some £4-5 million in total which we expect to be recovered in less than three years on cost savings alone.

The integration of Ehrlich is substantially complete. Integration costs - which are not treated as one-off - have totalled £0.6 million and are expected to be £0.9 million for the full year. The cost synergies associated with combining Ehrlich with the existing US pest control business are anticipated to be in the region of £0.8 million a year and these will start to come through in the first half of next year.

Tropical Plants

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						

Portfolio - net movement	1.9	1.8		2.0	6.5	—
Revenue	24.5	23.4	4.7%	74.3	70.8	4.9%
Operating profit (before amortisation of customer lists)	1.0	1.8	(44.4%)	3.2	4.8	(33.3%)
One-off items	0.3	-	-	0.3	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	1.3	1.8	(27.8%)	3.5	4.8	(27.1%)

Tropical Plants saw revenue grow at 4.7% during the quarter, of which organic growth was 3.2%. Revenue was higher than last year in the USA, which accounted for just over 55% of the division's total revenue in the third quarter. It also improved in the Netherlands, Belgium, Canada, Norway and some of the smaller markets. However, revenue in the UK and France declined, in both countries due to a high level of terminations in the first half which impacted the portfolio and lower jobs work than last year. These businesses continue to be the focus of performance improvement initiatives.

The USA saw a modest increase in operating profit in the third quarter. However, this was offset by lower operating profit in almost all of the division's other markets and an increase in divisional costs as we strengthen management to address the performance issues. As a result, operating profit declined by 44.4% compared to last year and adjusted operating profit fell by 27.8%, a rate consistent with the first half.

Electronic Security

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change

At 2005 constant exchange rates:

Portfolio - net movement	0.3	2.8		1.3	5.7	
Revenue	66.7	61.6	8.3%	203.6	188.9	7.8%
Operating profit (before amortisation of customer lists)	9.9	8.9	11.2%	25.4	26.2	(3.1%)
One-off items	0.2	-	-	1.0	0.2	400.0%
Adjusted operating profit (before one-off items and amortisation of customer lists)	10.1	8.9	13.5%	26.4	26.4	-

Revenue growth of 8.3% was recorded by Electronic Security in the quarter, of which 0.9% was organic. All markets increased revenue in the third quarter other than the Netherlands, where a small decline resulted from the ongoing restructuring work in that country. The UK Fire and Security business, France and the USA all recorded double digit revenue increases, mostly due to acquisitions. UK Systems is beginning to recover from the delay in the start-up of business already won which was noted in the second quarter but is unlikely to be able to catch up fully by the year-end. Portfolio development is significantly behind last year principally due to an exceptional contract win in 2005 in UK Systems and a lower level of acquisitions in 2006 than 2005.

Operating profit was higher for all businesses compared to the third quarter of last year, resulting in divisional operating profit up 11.2% and adjusted operating profit up 13.5%. The strongest profit growth was achieved by UK Fire and Security, France and the USA. The Netherlands produced higher profit despite lower revenue due to savings accruing from its restructuring programme.

City Link

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Revenue	44.6	27.0	65.2%	126.4	84.5	49.6%
Operating profit (before amortisation of customer lists)	6.8	6.2	9.7%	20.5	18.6	10.2%
One-off items	-	0.3	-	-	0.3	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	6.8	6.5	4.6%	20.5	18.9	8.5%

City Link, the parcels delivery business, continued to make progress in the third quarter. Revenue was over 65% higher year-on-year. Excluding the impact of franchise acquisitions, organic revenue growth was 7.6% in the quarter compared with an estimated 3-4% market growth in the period.

Operating profit increased by 9.7% in the third quarter and adjusted operating profit by 4.6%. Year-to-date, integration costs of £0.9 million have been incurred and absorbed within operating profit.

In the third quarter, a further 16 franchises have been bought in through the acquisition of four businesses for a total consideration of £25.5 million. These businesses had revenue of £95 million in the year to completion. Year-to-date, £50.4 million has been spent on the acquisition programme and City Link now owns 80% of its network. The effect on City Link's 2006 revenue of all the franchises acquired this year is circa £45 million. The outstanding franchises are expected to be acquired during the course of 2007.

Facilities Services

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	20.5	28.0		30.5	34.1	
Revenue	126.6	112.7	12.3%	380.8	339.7	12.1%
Operating profit (before amortisation of customer lists)	6.7	9.7	(30.9%)	21.7	26.5	(18.1%)
One-off items	1.3	-	-	1.4	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	8.0	9.7	(17.5%)	23.1	26.5	(12.8%)

Overall, revenue increased by 12.3% in the third quarter, 10.7% of which was organic. This was driven principally by revenue growth in cleaning of some 25%, whilst medical services and specialist hygiene activities also increased revenue. Revenue fell in catering and hospital services reflecting the difficult conditions in those markets.

In terms of operating profit, the division saw mixed progress in the quarter. In cleaning, solid performances by the UK and the small Netherlands business were offset by Spain where the incorrect phasing of provisions for holiday pay flattered performance in the third quarter of 2005. The effect will reverse by the end of the year. UK catering was boosted by the exit from several school meals contracts which reduced the level of losses incurred in the traditionally loss-making third quarter. Hospital services and medical services were also slightly behind last year in operating profit terms.

One-off costs of £1.3 million related principally to management changes and redundancy costs.

Asia Pacific

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	2.2	1.7		15.5	4.3	
Revenue	26.3	22.0	19.5%	73.1	66.0	10.8%
Operating profit (before amortisation of customer lists)	5.1	5.6	(8.9%)	14.9	17.0	(12.4%)
One-off items	0.4	-	-	1.2	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	5.5	5.6	(1.8%)	16.1	17.0	(5.3%)

The acquisitions of Pink Healthcare and the CWS branded washroom and dustmat businesses helped Asia Pacific to a 19.5% increase in revenue in the third quarter. All markets increased revenue, with strong growth in Australia, New Zealand, Singapore, Hong Kong and the Philippines. Excluding the impact of acquisitions, revenue grew by 4.7% in the quarter, with the strongest organic growth in Indonesia, Malaysia and the Philippines. Customer retention rates continue to improve in a number of markets.

Operating profit was impacted by higher costs associated with building the divisional management team (which is now substantially complete) and by one-off reorganisation costs. Although operating profit was 8.9% lower than last year in the third quarter, adjusted operating profit was only 1.8% behind, reflecting increases in Australia, New Zealand and Singapore. In terms of operating profit, branch integration costs ahead of the realisation of synergy benefits and continuing price pressure affected the result of Australian washroom, the division's largest business, which saw a marginal decline in profit year-on-year. New Zealand, Singapore, Hong Kong and Taiwan all had higher operating profit than last year but profit was lower in the Philippines, Malaysia and Indonesia.

Other

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
At 2005 constant exchange rates:						
Portfolio - net movement	0.3	(0.2)		1.4	1.1	
Revenue	7.9	8.8	(10.2%)	23.9	24.3	(1.6%)
Operating profit (before amortisation of customer lists)	3.8	3.1	22.6%	9.6	9.4	2.1%
One-off items	(1.0)	-	-	(0.8)	-	-
Adjusted operating profit (before one-off items and amortisation of customer lists)	2.8	3.1	(9.7%)	8.8	9.4	(6.4%)

Other is mostly comprised of the group's activities in South Africa. Revenue fell by 10.2% in the third quarter. Operating profit was 22.6% higher than last year, however excluding the impact of one-off credits related to discontinued profits, adjusted operating profit fell by 9.7%.

Central items

£m	Q3 06	Q3 05	% change	YTD 06	YTD 05	% change
Central (costs)/net credit	5.1	(15.0)		(9.9)	(33.4)	
One off items - costs/(credits)	(12.7)	0.8		(11.8)	5.1	
2005 bid defence costs reclassified as one off		8.0			8.0	
Adjusted central costs (before one-off items)	(7.6)	(6.2)		(21.7)	(20.3)	

Central costs in the third quarter and year-to-date have been significantly impacted by one-off items. In 2006, these mainly relate to the recognition in September of the pension curtailment credit of £14.7 million resulting from the closure of the UK defined benefit scheme to future accrual. In 2005, £8.0 million of bid defence costs were incurred; at the time these were treated as exceptional but have now been reclassified as one-off to bring the treatment into line with that now followed for such non-recurring items.

One-off items

At the half year, guidance was given that one-off costs in the second half would be in the range £15-20 million, before reflecting the UK pension scheme curtailment credit of £14.7 million. We have made better progress than

anticipated with our improvement plans in European Textiles and Washroom Services, which led us to recognise costs of £8.7 million the third quarter. The bulk relates to laundry rationalisation in Germany. These costs were expected to fall in 2007. We now expect second half one-off costs to be in the range £25 million to £30 million before the pension credit.

Cash flow

Year-to-date, operating cash flow, which combines the results of continuing and discontinued activities, was £69.4 million below the same period last year at £148.5 million (2005: £217.9 million). The primary cause is the £77.9 million reduction in EBITDA (total operating profit before depreciation and amortisation) reflecting the disposal of Style Conferences and the Manned Guarding businesses and the high level of non-cash items in current year operating profit. The working capital outflow was £37.6 million higher than last year, impacted by the timing of routine pension payments in 2006 and payments made on the disposal of surplus properties, together with the pension curtailment credit taken to profit. However, net capex cash flows were £46.1 million below last year reflecting the disposal of Style Conferences and Manned Guarding together with the proceeds for disposal of properties within the closed UK linen and workwear business. Lower tax and interest payments partly offset the year-on-year operating cash flow reduction to leave free cash flow £31.6 million below last year at £75.5 million (2005: £107.1 million).

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 September 2006

£m at constant 2005 exchange rates	1.7.06	New Business	Terminations	Net Additions/ Reductions	Acquisitions	30.9.06
Textiles & Washroom Services	564.8	12.5	(13.3)	1.5	1.2	566.7
Pest Control	211.7	8.6	(7.6)	1.8	0.2	214.7
Tropical Plants	85.1	2.2	(2.3)	0.7	1.3	87.0
Electronic Security	100.2	1.9	(2.6)	0.3	0.7	100.5
Facilities Services*	361.7	24.6	(7.3)	3.2	-	382.2
Asia Pacific	128.4	4.6	(4.0)	0.6	1.0	130.6
Other	28.9	1.2	(1.2)	0.3	-	29.2
TOTAL	1,480.8	55.6	(38.3)	8.4	4.4	1,510.9

9 Months to 30 September 2006

£m at constant 2005 exchange rates	1.1.06	New Business	Terminations	Net Additions/ Reductions	Acquisitions	30.9.06
Textiles & Washroom Services	564.1	40.2	(43.7)	4.5	1.6	566.7
Pest Control	161.7	23.7	(23.5)	5.7	47.1	214.7
Tropical Plants	85.0	6.6	(8.5)	2.5	1.4	87.0
Electronic Security	99.2	6.4	(8.1)	1.9	1.1	100.5
Facilities Services*	351.7	43.1	(23.4)	10.8	-	382.2
Asia Pacific	115.1	13.3	(12.5)	2.7	12.0	130.6
Other	27.8	3.1	(3.2)	1.5	-	29.2
TOTAL	1,404.6	136.4	(122.9)	29.6	63.2	1,510.9

* Includes net adjustment of £89.6 million at 1 January 2006 for the removal of catering, which is no longer considered to be a portfolio business.

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in textiles and washroom services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

	3 months to 30 September 2006 £m (unaudited)	3 months to 30 September 2005 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2005 £m (unaudited)
(at 2005 constant exchange rates)				
Business Analysis				

Revenue				
Textiles & Washroom Services	147.8	148.7	444.0	445.1
Pest Control	76.4	53.7	209.6	157.1
Tropical Plants	24.5	23.4	74.3	70.8
Electronic Security	66.7	61.6	203.6	188.9
City Link	44.6	27.0	126.4	84.5
Facilities Services	126.6	112.7	380.8	339.7
Asia Pacific	26.3	22.0	73.1	66.0
Other	7.9	8.8	23.9	24.3
Continuing operations at 2005 constant exchange rates	520.8	457.9	1,535.7	1,376.4
Exchange	(4.9)	0.7	(1.2)	(0.7)
Continuing operations at actual exchange rates	515.9	458.6	1,534.5	1,375.7
Operating Profit*				
Textiles & Washroom Services	15.6	33.4	68.7	98.8
Pest Control	19.1	18.2	50.9	50.0
Tropical Plants	1.0	1.8	3.2	4.8
Electronic Security	9.9	8.9	25.4	26.2
City Link	6.8	6.2	20.5	18.6
Facilities Services	6.7	9.7	21.7	26.5
Asia Pacific	5.1	5.6	14.9	17.0
Other	3.8	3.1	9.6	9.4
Central Items	5.1	(15.0)	(9.9)	(33.4)
Continuing operations at 2005 constant exchange rates	73.1	71.9	205.0	217.9
Exchange	(1.2)	0.2	(0.8)	-
Continuing operations at actual exchange rates	71.9	72.1	204.2	217.9
Adjusted Operating Profit**				
Textiles & Washroom Services	26.8	34.6	82.1	102.7
Pest Control	19.7	18.2	53.1	50.0
Tropical Plants	1.3	1.8	3.5	4.8
Electronic Security	10.1	8.9	26.4	26.4
City Link	6.8	6.5	20.5	18.9
Facilities Services	8.0	9.7	23.1	26.5
Asia Pacific	5.5	5.6	16.1	17.0
Other	2.8	3.1	8.8	9.4
Central Items	(7.6)	(6.2)	(21.7)	(20.3)

Continuing operations at 2005 constant exchange rates	73.4	82.2	211.9	235.4
Exchange	(1.2)	0.2	(0.8)	-
Continuing operations at actual exchange rates	72.2	82.4	211.1	235.4

* Before amortisation of customer lists.

** Before amortisation of customer lists and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 30 September 2006 £m (unaudited)	3 months to 30 September 2005 £m (unaudited)	9 months to 30 September 2006 £m (unaudited)	9 months to 30 September 2005 £m (unaudited)
Business Analysis				
Revenue				
Textiles & Washroom Services	146.6	147.6	444.2	444.4
Pest Control	75.6	53.9	209.8	157.1
Tropical Plants	24.0	24.2	74.5	70.8
Electronic Security	66.5	61.7	203.7	188.9
City Link	44.6	27.0	126.4	84.5
Facilities Services	126.5	112.6	380.8	339.7
Asia Pacific	25.5	22.7	72.5	66.0
Other	6.6	8.9	22.6	24.3
Continuing operations at actual exchange rates	515.9	458.6	1534.5	1,375.7
Operating Profit*				
Textiles & Washroom Services	15.3	33.4	68.7	98.8
Pest Control	18.9	18.2	50.9	50.0

Tropical Plants	1.1	1.8	3.3	4.8
Electronic Security	9.9	8.9	25.4	26.2
City Link	6.8	6.2	20.5	18.6
Facilities Services	6.7	9.7	21.7	26.5
Asia Pacific	4.8	5.8	14.5	17.0
Other	3.3	3.1	9.1	9.4
Central Items	5.1	(15.0)	(9.9)	(33.4)
Continuing operations at actual exchange rates	71.9	72.1	204.2	217.9
Adjusted Operating Profit**				
Textiles & Washroom Services	26.5	34.6	82.1	102.7
Pest Control	19.5	18.2	53.1	50.0
Tropical Plants	1.4	1.8	3.6	4.8
Electronic Security	10.1	8.9	26.4	26.4
City Link	6.8	6.5	20.5	18.9
Facilities Services	8.0	9.7	23.1	26.5
Asia Pacific	5.2	5.8	15.7	17.0
Other	2.3	3.1	8.3	9.4
Central Items	(7.6)	(6.2)	(21.7)	(20.3)
Continuing operations at actual exchange rates	72.2	82.4	211.1	235.4

* Before amortisation of customer lists.

** Before amortisation of customer lists and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

	3 months to 30 September	3 months to 30 September	9 months to 30 September	9 months to 30 September

	2006 £m (unaudited)	2005 £m (unaudited)	2006 £m (unaudited)	2005 £m (unaudited)
Textiles & Washroom Services	(11.2)	(1.2)	(13.4)	(3.9)
Pest Control	(0.6)	-	(2.2)	-
Tropical Plants	(0.3)	-	(0.3)	-
Electronic Security	(0.2)	-	(1.0)	(0.2)
City Link	-	(0.3)	-	(0.3)
Facilities Services	(1.3)	-	(1.4)	-
Asia Pacific	(0.4)	-	(1.2)	-
Other	1.0	-	0.8	-
Central Items	12.7	(8.8)	11.8	(13.1)
	(0.3)	(10.3)	(6.9)	(17.5)

Note: All numbers at both actual and constant exchange rates.

Rentokil Initial

Investor Day

Rentokil Initial PLC
09 November 2006
Rentokil Initial plc

INVESTOR DAY

Rentokil Initial is today holding a conference for investors. No new price sensitive information will be provided at this event. The slides are available to download from the company's website www.rentokil-initial.com.

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economie of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of suppo services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expe and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

END

4.

Rentokil Initial

Rentokil Initial PLC - Clarification - Q3 Update

Rentokil Initial PLC
10 November 2006

Rentokil Initial plc

10th November 2006

Clarification

The commentary in the Q3 trading update, issued on 8 November 2006, referred to the delayering of the UK pest control business and should correctly have referred to 25% of management and administrative posts being made redundant by the end of the year, not 25% of all posts.

Ends

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
09 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth	4,323,700
Northern Trust, London -	615,200
State Street Bank and Trust Co	857,500
State Street Bank and Trust Co	18,789,300
JP Morgan - Bournemouth	5,556,518
Brown Brothers Harriman, Luxemburg -	54,410,216
Northern Trust, London -	262,400
Bank of New York, Europe Ldn -	3,847,400
BNP Paribas Paris	1,660,200

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

413,400

8. Percentage of issued class

.02%

9. Class of security

Ordinary 1p

10. Date of transaction

2nd November 2006

11. Date company informed

9th November 2006

12. Total holding following this notification

90,322,434

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

9th November 2006

END

7-62

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
10 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth	4,323,700
Northern Trust, London -	615,200
State Street Bank and Trust Co	857,500
State Street Bank and Trust Co	18,789,300
JP Morgan - Bournemouth	5,479,618
Brown Brothers Harriman, Luxemburg -	56,031,516
Northern Trust, London -	278,500
Bank of New York, Europe Ldn -	3,847,400
BNP Paribas Paris	2,030,100

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

1,930,400

8. Percentage of issued class

.11%

9. Class of security

Ordinary 1p

10. Date of transaction

7th November 2006

11. Date company informed

10th November 2006

12. Total holding following this notification

92,252,834

13. Total percentage holding of issued class following this notification

5.09%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

10th November 2006

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
24 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	10,380,089
JP Morgan/Chase, London	84,385,768
Citibank Nominees Ltd, London	4,297,585
Clydesdale Bank plc, London	2,672,940
Euroclear Bruxelles BIC Mgt, London	166,770
HSBC Bank, London	3,353,102
Mellon Bank, London	12,409,721
Northern Trust Company, London	7,374,438

Royal Trust Corp of Canada, London	6,982,960
State Street Nominees Ltd, London	26,280,562

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

21,905,607

8. Percentage of issued class

1.210%

9. Class of security

Ordinary 1p

10. Date of transaction

22 November 2006

11. Date company informed

24 November 2006

12. Total holding following this notification

158,280,562

13. Total percentage holding of issued class following this notification

8.7442%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 78663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

24 November 2006

6.2

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
24 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan, Bournemouth	4,323,700
Northern Trust, London -	579,300
State Street Bank and Trust Co	857,500
State Street Bank and Trust Co	18,789,300
JP Morgan - Bournemouth	5,202,918
Brown Brothers Harriman, Luxemburg -	47,753,545
Northern Trust, London -	229,700
Bank of New York, Europe Ldn -	3,847,400
BNP Paribas Paris	2,030,100

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

8,639,371

8. Percentage of issued class

0.48%

9. Class of security

Ordinary 1p

10. Date of transaction

16th November 2006

11. Date company informed

22nd November 2006

12. Total holding following this notification

83,613,463

13. Total percentage holding of issued class following this notification

4.61%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 7866 3021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

24th November 2006

2-6.3

Rentokil Initial

Acquisition

Rentokil Initial PLC
30 November 2006

30 November 2006

RENTOKIL INITIAL ACQUIRES TARGET EXPRESS

TO CREATE LEADING OVERNIGHT PARCEL DELIVERY BUSINESS

Rentokil Initial plc today announces that it has, through a subsidiary, made an offer to the shareholders of Target Express Holdings Limited ('Target Express') to acquire the entire issued share capital of Target Express on a cash and debt-free basis for a cash consideration of £210 million, to be satisfied from existing resources. This offer is unconditional and acceptances have been received in respect of 90% of the share capital with the balance expected no later than the end of the year.

Target Express provides a full range of premium parcel delivery services for customers throughout the UK, with its main focus on overnight timed deliveries. It operates from 39 branches with a main hub in Coventry. Revenue has grown strongly in the business under the new management team that took charge in 2002. Turnover and operating profit (before amortisation and exceptional items) of Target Express for the year to 30 April 2006 were £146.1 million and £17.3 million respectively.

City Link, Rentokil Initial's existing parcel delivery business, also focuses on the UK overnight timed delivery market and had network turnover of £240 million in 2005. City Link has seen parcel volumes and revenue grow faster than the market every year for the last decade. In October 2005, the company announced its intention to buy back and integrate the City Link franchises and now owns 80% of the network (56 franchises); a further 13 franchises will be repurchased during 2007 in order to complete the buy back programme. City Link's management team has been highly successful in integrating these operations into its existing network.

Target Express and City Link are highly complementary businesses with similar operating models and both have a strong culture based on customer service and operational excellence. Both businesses have outstanding management teams which are well attuned to the requirements of their market. Bringing them together will create a leading overnight parcels operator able to meet the increased demands of current and prospective customers in a dynamic marketplace. The integrated business will provide a wider range of services including same day deliveries, overseas deliveries, international mail and fulfilment. Customer handling processes including track and trace will also be enhanced.

Through these enhancements to customer service and product offerings, the integrated business is expected to continue to grow parcel volumes and revenues at an above-market rate. In addition, City Link management believes that synergies at an annual run rate of at least £10 million will be achieved by the end of 2008. These synergies will be realised through operational integration and investment in IT, resulting in improved network efficiencies and back office support functions. The integration cost of this investment is expected to be £12 million, most of which will be incurred in 2007 and 2008. In forming these views, management has taken into account advice received from Deloitte & Touche LLP which has performed an independent review of the benefits case for Rentokil Initial.

The combined business will handle some 340,000 parcels per day. Operational integration of the businesses will commence in mid-2007 following investment in an integrated IT platform. In the meantime, both businesses will continue to operate as normal.

Doug Flynn, Chief Executive Officer of Rentokil Initial plc, said: 'Both City Link and Target Express deliver high quality customer service and outstanding reliability. Together, they will create a leader in the premium overnight parcels market, able to meet the future needs of customers and develop new products and services.

'In the past year, we have made great progress along the path of transforming City Link into a fully integrated parcels delivery service through the buy back of the franchise businesses; today's announcement is a logical next step in the development of the business. This acquisition is consistent with our strategy of creating value for our shareholders by focussing Rentokil Initial on

businesses with strong market positions which offer the prospect of sustainable, profitable growth.'

- Ends -

Notes to Editors

Target Express

- Turnover and operating profit of Target Express for the year to 30 April 2006 were £146.1 million and £17.3 million respectively. The cash and debt-free net assets (excluding goodwill of £37.5 million) at 30 April 2006 were £4.0 million. The book value of the gross assets the subject of this transaction is £73.1 million, including goodwill.

Note: Target Express figures are prepared under UK GAAP.

Operating profit is stated before goodwill amortisation and exceptional costs.

- Target Express was previously acquired in February 2000 by its management with backing from 3i plc and other investors.

- Executive directors Petar Cvetkovic and Keith Broom of Target Express will remain in the business post completion.

City Link

- City Link's network turnover in 2005 was £240 million. Revenue of the business was £126 million and operating profit was £29 million. In the third quarter of 2006, its organic revenue growth was 7.6% and revenue grew by 65% including acquisitions.

- City Link currently operates a national network through 69 branches of which 13 are still managed by franchisees. It is intended to complete the buy back of these remaining franchises during 2007.

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world,

operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

For further information, please contact:

Rentokil Initial plc
Malcolm Padley, Corporate Communications - 020 7866 3027/ 07788 978 199
Lisa Williams, Investor Relations - 020 7866 3028/07980 895 419

Brunswick Group
Kate Holgate - 020 7404 5959/07974 982402
Jon Rhodes - 020 7404 5959/07834 502361

A conference call for investors and analysts will be held today at 9:30am. The dial-in numbers for this call are: +44 (0) 20 7365 1854 (UK) and +33 (0) 1 70 99 42 67 (France). A recording will be available on replay for the next three weeks. The access numbers for this service are: +44 (0) 20 7806 1970 (UK), +33 (0) 1 71 23 02 48 (France), +1 718 354 1112 (US) and +852 3002 1607 (Hong Kong). The PIN for all replay numbers is 7805044#.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

6.4.

Rentokil Initial

Review Electronic Security

Rentokil Initial PLC
30 November 2006

30 November 2006

Strategic Review of Initial Electronic Security

Rentokil Initial plc (the 'Company'), today announces that, in addition to this morning's announcement regarding the acquisition of Target Express Holdings Ltd, it is commencing a strategic review of its market leading electronic security business.

Initial Electronic Security is a well managed business and has performed strongly as part of the Company, with a significant recurring contracted revenue base, strong margins and high cash generation. In addition, it is well positioned to be part of further sector consolidation. Notwithstanding this, the Board considers that the electronic security business may have greater strategic value to third parties and therefore wishes to explore alternatives for realising this value. This is consistent with the Board's strategy to focus the Company's resources on those businesses where it believes it can create the greatest value and thereby deliver the best returns for shareholders.

Initial Electronic Security is a leading provider of electronic security services to commercial and public sector customers in the UK, France, the Netherlands and the USA. It mainly provides installation, maintenance and monitoring services for electronic security systems including intruder alarms,

fire alarms, CCTV and access control. It also provides integrated security system solutions on more complex security projects for corporate organisations, private individuals and government facilities globally.

In the year to 31 December 2005, Rentokil Initial reported that its electronic security business had £37.2 million of adjusted operating profit (before amortisation and one-off items) on £262.7 million of turnover (at constant exchange rates) and revenue grew by 7.8% in the nine months to 30 September 2006. Initial Electronic Security is headquartered in Blackburn, Lancashire.

The Company has appointed Greenhill to assist in the strategic review.

The Board will provide shareholders with an update regarding these potential strategic developments at Rentokil Initial's preliminary results announcement in February 2007.

- Ends -

Notes to Editors

Initial Electronic Security operates as Initial Electronic Security Systems and Initial Fire and Security in the UK, Initial Delta Security in France, Initial Varel Security in the Netherlands and Initial Electronics and Initial Security in the USA.

Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

For further information, please contact:

Rentokil Initial plc

Malcolm Padley, Corporate Communications - 020 7866 3027/ 07788 978 199

Lisa Williams, Investor Relations - 020 7866 3028/07980 895 419

Brunswick Group

Kate Holgate - 020 7404 5959/07974 982402

Jon Rhodes - 020 7404 5959/07834 502361

A conference call for investors and analysts will be held today at 9:30am. The dial-in numbers for this call are: +44 (0) 20 7365 1854 (UK) and +33 (0) 1 70 99 42 67 (France). A recording will be available on replay for the next three weeks. The access numbers for this service are: +44 (0) 20 7806 1970 (UK), +33 (0) 1 71 23 02 48 (France), +1 718 354 1112 (US) and +852 3002 1607 (Hong Kong).

The PIN for all replay numbers is 7805044#.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.